Exhibit 99.3

VIATEL HOLDING (BERMUDA) LIMITED

(the “Company”)

ANNUAL GENERAL MEETING OF SHAREHOLDERS

Wednesday, 8 December 2004
11.00 am
(Bermuda time)

APPPLEBY SPURLING HUNTER
Canon’s Court
22 Victoria Street
Hamilton HM12, Bermuda

Viatel Holding (Bermuda) Limited Canon’s Court 22 Victoria Street Hamilton HM12, Bermuda	proxy

This proxy is solicited by the Board of Directors for use at the Annual General Meeting of the Company for the year 2004 on Wednesday, 8 December 2004 or at any adjournment thereof.

I/We, HEREBY APPOINT                              , or failing whom the Chairman of the Annual General Meeting, as my/our proxy to represent me/us and to vote on my/our behalf at the Annual General Meeting of the Company to be held on Wednesday, 8 December 2004 and at any adjournment thereof and to vote for me/us as indicated in the boxes below.

In the absence of instructions, the proxy may vote or abstain from voting as he or she thinks fit on the resolutions below (the “Specified Resolutions”).

Should any resolution or other business, other than the Specified Resolutions, be proposed at the meeting (including any motion to adjourn the Annual General Meeting or any amendments to the Specified Resolutions), the proxy may vote thereon as he or she thinks fit.

Please complete using ink and indicate your vote with an “x” in the space provided.

PLEASE DATE, SIGN AND MAIL OR FAX AT ONCE.

See reverse for voting instructions.

VOTE BY MAIL OR FAX

This form of proxy must be delivered by mail to Shareowner Services, PO Box 64873, Saint Paul MN 55164-9397 in the pre-addressed envelope attached, or by fax to Shareowner Services, Attention Proxy Department (fax number +1 651 450 4026) no later than 11.00 am (Bermuda local time) on Tuesday, 7 December 2004.

The Board of Directors Recommends a Vote FOR Items 1, 2, 3, 4, 5, 6, 7, 8 and 9

Resolution 1	For	Against	Abstain

The Auditors Report and Financial Statements for the year ended 31 December 2003 hereby be and are received.	☐	☐	☐

Resolution 2	For	Against	Abstain

Messrs Deloitte and Touche (London) hereby be and are appointed as auditors to the Company, to hold office until the close of the next annual general meeting of the Company.	☐	☐	☐

Resolution 3	For	Against	Abstain

The Board of Directors hereby be and are authorised to determine the remuneration of the auditors to the Company.	☐	☐	☐

Resolution 4	For	Against	Abstain

S. Dennis Belcher hereby be and is elected as a director to serve as such until the next annual general meeting or until his successor is appointed in accordance with the Company’s Bye-Laws.	☐	☐	☐

Resolution 5	For	Against	Abstain

Thomas Doster hereby be and is elected as a director to serve as such until the next annual general meeting or until his successor is appointed in accordance with the Company’s Bye-Laws.	☐	☐	☐

Resolution 6	For	Against	Abstain

Leslie Goodman hereby be and is elected as a director to serve as such until the next annual general meeting or until his successor is appointed in accordance with the Company’s Bye-Laws.	☐	☐	☐

Resolution 7	For	Against	Abstain

Edward Greenberg hereby be and is elected as a director to serve as such until the next annual general meeting or until his successor is appointed in accordance with the Company’s Bye-Laws.	☐	☐	☐

Resolution 8	For	Against	Abstain

Kevin Power hereby be and is elected as a director to serve as such until the next annual general meeting or until his successor is appointed in accordance with the Company’s Bye-Laws.	☐	☐	☐

Resolution 9	For	Against	Abstain

Lucy Woods hereby be and is elected as a director to serve as such until the next annual general meeting or until her successor is appointed in accordance with the Company’s Bye-Laws.	☐	☐	☐

Address Change? Mark Box	☐	Indicate changes below:	Dated the day of 2004

Signature(s) in Box

NOTE: If signing as attorney, executor, administrator, trustee, guardian or the like, please give your full title as such. If signing for a corporation, please give your title.